UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

___________________

Form 6-K

___________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number: 001-33082

___________________

HOMEINNS HOTEL GROUP

___________________

No. 124 Caobao Road

Xuhui District, Shanghai 200235

People’s Republic of China

(Address of principal executive office)

___________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOMEINNS HOTEL GROUP

	By:	/s/ Cathy Xiangrong Li
	Name:	Cathy Xiangrong Li
	Title:	Chief Financial Officer

Date: April 1, 2016

2

HOMEINNS HOTEL GROUP

Form 6-K

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release dated April 1, 2016

3